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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for the date of November 29, 2002

Novartis AG

(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

Enclosures:

Novartis chooses to delay divestment of Health Food & Slimming and Sports Nutrition due to lack of attractive offers in a weak economy

Investor Relations
Novartis International AG
CH-4002 Basel
Switzerland
Karen J Huebscher, PH.D.
Tel +41 61 324 8433
Nafida Bendali
Tel +41 61 324 3514
Sabine Moravi, MBA
Tel + 41 61 324 8989
Silke Zenter
Tel +41 61 324 8612
Francisco Bouzas
Tel +41 61 324 8444
Fax+ 41 61 324 8844
Internet Address:
http://www.novartis.com

— Investor Relations Release —

Novartis chooses to delay divestment of Health Food & Slimming and Sports Nutrition due to lack of attractive offers in a weak economy

        Basel, 29 November 2002 — Novartis announced today that it is delaying the divestment of its Health Food & Slimming and Sports Nutrition businesses (HF&S and SN) due to a lack of attractive offers. In the current economy, corporate decision making has become more conservative, with fewer new initiatives. As a result, bids for the HF&S and SN businesses have not been in line with the value of these assets. The divestment plan is part of Novartis' strategic decision to further focus the portfolio on healthcare, with pharmaceuticals as the core business. In October, Novartis successfully sold its Food & Beverage business, including the Ovaltine® brand, to Associated British Foods.

        Paul Choffat, CEO of the Consumer Health Division, said, "We will pursue our strategy, but until now the offers have not matched the value of the brand portfolio. In the interim, we will optimize the business potential of the HF&S and SN businesses by reorganizing them into a stand-alone unit called Nutrition et Santé. This will ensure that we continue to build value with these assets."

        Alain Chatillon, current head of the Health & Functional Foods business in France, will be CEO of "Nutrition et Santé", which will be headquartered in Revel, France. In 2001, the sales of the HF&S and SN businesses reached Euro 280 million (CHF 420 million). The main brands in the area of Health Food & Slimming comprise Céréal®, Gerblé®, Gerlinéa®, Modifast®, Dietisa®, Pesoforma®, Lecinova® and Milical®, while the Sports Nutrition brands include Isostar®, Powerplay® and Mineralplus®. Alain Chatillon said, "As a stand-alone and focused company with well-established pan-European brands and good market rankings, we will strengthen our position among consumers and key trade partners."

        The foregoing press release contains forward-looking statements which can be identified by terminology such as "will" or similar expressions or by express or implied statements regarding the possibility that Novartis will be able to sell the HF&S and SN businesses at an adequate price in the future. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that Novartis will be able to sell the HF&S and SN businesses at an adequate price in the future. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of those factors include uncertainty in our ability to identify the most appropriate buyer for the HF&S and SN business, the state of the global economy, delays and uncertainty normally found in comparable transactions, and other factors discussed in the Company's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

        Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 74 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2002
NOVARTIS AG
	By:	/s/ MALCOLM B. CHEETHAM
	Name: Title:	Malcolm B. Cheetham Head Group Financial Reporting and Accounting

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— Investor Relations Release —
SIGNATURES